UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PROXIM CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

744283 20 1
(CUSIP Number of Class of Securities Underlying Common Stock)

Franco Plastina
Chief Executive Officer
Proxim Corporation
935 Stewart Drive
Sunnyvale, CA 94085
(408) 731-2700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

And copies to:
Copies to: Richard J. Tallman General Counsel and Secretary 935 Stewart Drive Sunnyvale, CA 94085 (408) 731-2700	Robert G. Day Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 93404 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

     This filing relates solely to a preliminary communication made before the commencement of an anticipated voluntary stock option re-pricing program by Proxim Corporation (“Proxim”). The following message was sent on December 21, 2004, by electronic mail from Kevin Duffy, President of Proxim, to Proxim employees.

     TEXT OF EMAIL SENT TO PROXIM EMPLOYEES ON DECEMBER 21, 2004:

Proxim Team:

     As we roll into the holidays, I’m pleased to announce that our Board of Directors has approved an employee stock option re-pricing program. As we mentioned at our last all hands meeting, our Board of Directors and our major shareholders recognize the contribution of all of you towards helping position Proxim to take advantage of the market opportunities in front of us and understand that the completion of our capital simplification plan has resulted in a substantial dilution of employee ownership in the Company.

     The process to re-price employee options requires an affirmative vote by a majority of our outstanding shareholders who cast votes on the proposal followed by a formal tender offer to the employees who may then elect to have their options re-priced under the terms of the re-price program. Options elected to be re-priced will be re-priced at the fair market value of Proxim Class A Common Stock at the close of the tender offer period. We expect the process to take roughly 3 months to complete. There are many details regarding the terms and conditions of this program, as well as legal and financial rules that we must follow to ensure a smooth and legally compliant program, which we are working hard on finalizing. We expect to share with you a detailed description of the program following the holidays and hold a series of employee meetings to answer any questions you may have at that time. I’d again like to thank everyone for their contributions this year and I am hopeful for a prosperous upcoming year for Proxim.

Happy Holidays,
Kevin

Please note:

     Proxim has not yet commenced the option re-price program described in this email. Upon commencement of the program, Proxim will deliver to all employees as well as file with the SEC a Schedule TO and related exhibits, including the Offer to Exchange, and Election Form and other related documents (the “Offer Documents”). Employees are strongly encouraged and advised to read all of the Offer Documents when these documents become available because they will contain important information about the offer.

     The Offer Documents will also be made available without charge at Proxim’s website at www.proxim.com as well as the SEC website at www.sec.gov. When the information becomes available we strongly encourage all eligible employees to read all the documents carefully and understand the risks before making a decision. We also strongly encourage eligible employees to consult tax and financial advisors before making any decision about the program. This email does not constitute an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation sale or exchange would be unlawful prior to registration or qualification of the securities under the laws of that jurisdiction.